UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Williams, James B.
   303 Peachtree Street, NE
   Atlanta, GA  30308
   USA
2. Issuer Name and Ticker or Trading Symbol
   SunTrust Banks, Inc.
   STI
3. IRS or Social Security Number of Reporting Person (Voluntary)
   58-1575035
4. Statement for Month/Year
   December 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Director, Chairman & CEO, SunTrust Banks, Inc.
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |3/2197|F   |212,700           |D  |50.63      |                   |      |                           |
                             |(*)   |    |                  |   |           |                   |      |                           |
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                             |6/20/9|F   |4,254             |D  |57.87      |                   |      |                           |
                             |7(*)  |    |                  |   |           |                   |      |                           |
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                             |9/16/9|F   |4,254             |D  |69.94      |                   |      |                           |
                             |7(*)  |    |                  |   |           |                   |      |                           |
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                             |5/6/97|G   |96,154            |D  |           |                   |      |                           |
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                             |12/29/|G   |25,846            |D  |           |516,400            |D     |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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(*) Shares withheld in exempt|1997  |A/V |3,350             |A  |           |201,316            |I     |401(k)                     |
 transaction pursuant to exer|      |(**)|                  |   |           |                   |      |                           |
cise of tax                  |      |    |                  |   |           |                   |      |                           |
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     withholding right under |      |    |                  |   |           |72,328             |I     |(1)                        |
SunTrust Performance Stock Pl|      |    |                  |   |           |                   |      |                           |
an.                          |      |    |                  |   |           |                   |      |                           |
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(**) Voluntary reporting of e|      |    |                  |   |           |116,000            |I     |(2)                        |
xempt transaction under 401(k|      |    |                  |   |           |                   |      |                           |
) Plan.                      |      |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |122,000            |I     |(3)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Phantom Stock Units (4) |1-for-1 |(4)  |A   |1,969      |A  |(4)  |(4)  |Common Stock|41,771 |(4)    |41,771      |D  |            |
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Option (5) (6)          |30.00   |     |    |           |   |3/21/|8/7/2|Common Stock|200,000|       |200,000     |D  |            |
                        |        |     |    |           |   |98   |005  |            |       |       |            |   |            |
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Explanation of Responses:
(1) Held by SunTrust Bank, Atlanta as Trustee for children not living in same household, beneficial ownership is disclaimed.
(2) Restricted stock held under 1986 SunTrust Executive Stock Plan and 1995 SunTrust Executive Stock Plan.
Subject to certain performance and/or vesting conditions. Restricted stock agreements contain tax withholding features allowing stock to be withheld to satisfy tax withholding obligations. Both plans are exempt under Rule
16(b)-3.
(3) Held under The Betty A. and James B. Williams Foundation, Inc., beneficial ownership is disclaimed.
(4) The reported phantom stock units were acquired at various times and prices under SunTrust Banks, Inc.'s
401(k) excess benefit
plan.
(5) Non-qualified options contain a tax withholding feature allowing stock to be withheld to satisfy tax withholding obligations.
(6) The option becomes exercisable on March 21, 1998 or in the event of death, disability or change in control.
Granted pursuant to 1995 SunTrust Executive Stock
Plan.
SIGNATURE OF REPORTING PERSON
/s/ James B. Williams by Raymond Fortin, Power of Attorney
DATE
February 3, 1998